SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  Dynegy Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   26817G300
                                 (CUSIP Number)

                               Keith L. Schaitkin
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 12, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 8, 2010 by the Reporting Persons (the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 (the "Shares"), issued by Dynegy Inc. (the "Issuer") and as amended by Amendment Number One, is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is amended by adding the following:

     On  November  12,  2010,  Carl  Icahn,  a  representative  of the Reporting
Persons, delivered a letter to the Issuer. A copy of the letter is attached hereto as Exhibit 1.

Item 7. Material to be Filed as Exhibits

     1. Letter From Carl C. Icahn to Dynegy Inc, dated November 12, 2010.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November  12,  2010


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


     By:  /s/ Daniel  Ninivaggi
          ---------------------
          Name:  Daniel  Ninivaggi
          Title:  President

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN






         [Signature Page of Schedule 13D Amendment No. 2 - Dynegy Inc.]

                                   EXHIBIT 1
                                   ---------

                                   Carl Icahn
                                767 Fifth Avenue
                               New York, NY 10153



                               November 12, 2010


Bruce A. Williamson
Chairman, President and CEO
Dynegy Inc.
1000 Louisiana Street
Houston, Texas 77002

Dear Bruce:

It was a pleasure speaking with you today regarding a potential credit facility to be provided to Dynegy by my affiliated companies. During our conversation you asked me why I was willing to provide such a facility, given that my companies are not banks that typically provide such financing.

As you know, we are very significant Dynegy stockholders. Your proxy materials suggest certain short term risks concerning liquidity and potential credit facility defaults, if the proposed Dynegy/Blackstone transaction is not approved by stockholders. We are skeptical that those risks exist, but more importantly we do not want to see shareholders railroaded into a financially ill-conceived transaction because of what we consider to be unfounded fears. To put the concerns raised by management to rest once and for all, we would be willing to provide a credit facility (the "Icahn Credit Facility") on the same terms as the existing Dynegy credit facility. However, we would change covenants as provided below so that there can be absolutely no question concerning short term liquidity that might cause certain shareholders to worry and vote for the proposed Blackstone transaction:

     1. Asset Sales: The Icahn Credit Facility will permit the sale by Dynegy of up to $1.5 billion dollars of assets without any prepayment requirement.

     2. Interest Rate: The interest rate on the Icahn Credit Facility will be 5 basis points less than the interest rate on the existing Dynegy credit facility.

     3. Elimination of Maintenance Covenants: The Icahn Credit Facility will eliminate all financial maintenance covenants.

     4. Fees: The Icahn Credit Facility will include a commitment of 1 percent and a funding fee of 1 percent (together, the "Fees"), plus expenses. However, the Icahn companies are willing to waive those Fees if Dynegy engages in a prompt, even handed, open marketing process for the entire company, immediately after the proposed Dynegy/Blackstone transaction is voted down. While we have not determined to do so, we reserve the right to be a bidder in this process. There would be no requirement on the part of the Dynegy Board to accept any bid that may materialize.

We are prepared to begin documentation on the above with Dynegy immediately. In addition, as we discussed today, we would also be willing to enter into immediate discussions with Dynegy for a long-term credit facility.

We  look  forward  to  your  prompt  response  to  this  letter.

                                   Very  truly  yours,


                                   /s/ Carl C. Icahn
                                   -----------------
                                   Carl C. Icahn